Exhibit 99.3

JinkoSolar Announces Fourth Quarter and Full Year 2019 Financial Results

SHANGHAI, March 13, 2020 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Strategic Business Updates

•	Technological transformation towards high-efficiency portfolio of products now complete - mono wafer production capacity expected to be fully ramped up to 18GW by April 2020.
•	Record high shipments, revenue and gross profit for both the fourth quarter and full year 2019.
•	Technological transformation driving margin expansion – gross margin during 2019 was 18.3% compared to 14.0% in 2018 and 11.3% in 2017.
•	High-efficiency mono shipments expected to account for close to 100% of total shipments in 2020.
•	Industry leading integrated production cost structure driven by advanced technology and lean production.
•	Best in-class product portfolio further accentuated by the successful launch of in-house developed N-type cell and tiling ribbon module technology.
•	Sale of two solar power plants with a combined capacity of 155MW in Mexico expected to close by April 2020 which will deleverage balance sheet by US$131.4 million.
•	Outbreak of COVID-19 not expected to have any material adverse impact on operations; JinkoSolar reiterates full year 2020 shipment guidance and capacity expansion plans.

Fourth Quarter 2019 Operational and Financial Highlights

•	Total solar module shipments were 4,538 megawatts ("MW"), within JinkoSolar’s updated guidance range of 4.5 GW to 4.6 GW; an increase of 36.4% from 3,326 MW in the third quarter of 2019 and 25.4% from 3,618 MW in the fourth quarter of 2018.
•	Total revenues were RMB9.53 billion (US$1.37 billion), within JinkoSolar’s updated guidance range of US$1.35 billion to US$1.38 billion; an increase of 27.4% from the third quarter of 2019 and 23.4% from the fourth quarter of 2018.
•	Gross margin was 18.2%, within JinkoSolar’s updated guidance range of 18.0% to 20.0%, compared with 21.3% in the third quarter of 2019 and 14.7% in the fourth quarter of 2018. Excluding the Countervailing Duty (“CVD”) and Anti-dumping Duty (“ADD”) reversal benefits, gross margin was 18.1% in the fourth quarter of 2019, 18.5% in the third quarter of 2019 and 13.8% in the fourth quarter of 2018.
•	Income from operations was RMB594.8 million (US$85.4 million), compared with RMB638.8 million in the third quarter of 2019 and RMB237.4 million in the fourth quarter of 2018.
•	Net income attributable to the Company’s ordinary shareholders was RMB369.5 million (US$53.1 million) in the fourth quarter of 2019, compared with RMB363.6 million in the third quarter of 2019 and RMB114.8 million in the fourth quarter of 2018.
•	Diluted earnings per American depositary share ("ADS") were RMB6.68 (US$0.96) in the fourth quarter of 2019.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the fourth quarter of 2019 was RMB432.2 million (US$62.1 million), compared with RMB301.2 million in the third quarter of 2019 and RMB111.8 million in the fourth quarter of 2018.
•	Non-GAAP basic and diluted earnings per ADS were both RMB9.74 (US$1.40) in the fourth quarter of 2019, compared with RMB6.83 and RMB6.13 in the third quarter of 2019, respectively, and RMB2.84 for both in the fourth quarter of 2018.

Full Year 2019 Operational and Financial Highlights

•	Total solar module shipments were 14.3 GW (including 64 MW to be used in the Company's overseas downstream solar projects), within JinkoSolar’s updated guidance range of 14.3 GW to 14.4 GW, an increase of 25.6% from 11.4 GW for full year 2018.
•	Total revenues were RMB29.75 billion (US$4.27 billion), an increase of 18.8% from RMB25.04 billion for full year 2018.
•	Gross margin was 18.3%, compared with 14.0% for full year 2018. Gross margin excluding CVD and ADD reversal benefits was 17.5%, compared with 13.2% for full year 2018.
•	Income from operations was RMB1.73 billion (US$248.4 million), compared with RMB644.9 million for full year 2018. Income from operations excluding CVD and ADD reversal benefits was RMB1.51 billion (US$217.0 million), compared with RMB435.5 million for full year 2018.
•	Net income attributable to the Company's ordinary shareholders was RMB898.7 million (US$129.1 million), compared with RMB406.5 million for full year 2018.
•	Diluted earnings per ADS was RMB19.40 (US$2.79), compared with RMB10.52 for full year 2018.
•	Non-GAAP net income attributable to the Company's ordinary shareholders was RMB969.5 million (US$139.3 million), compared with RMB435.8 million for full year 2018.
•	Non-GAAP basic and diluted earnings per ADS were both RMB22.90 (US$3.29), compared with RMB11.32 and RMB11.28 for full year 2018, respectively.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “JinkoSolar's growth story continues to progress strongly and I couldn't be prouder of our very strong performance during the quarter in which solar module shipments, total revenue and gross profit all hit record highs. Module shipments during the quarter were 4,538 MW, an increase of 36% sequentially and 25% year-over-year. Total revenues during the quarter were US$1.37 billion, an increase of 27% sequentially and 23% year-over-year, while gross profit hit US$250 million. We are benefitting from the rapid expansion of our mono wafer production capacity during the second half of 2019 and our industry-leading integrated cost structure, which has ideally positioned us to drive growth throughout full year 2020 where we expect solar module shipments to increase by approximately 35%.”

“2019 marked a significant milestone in our corporate history in which we successfully completed our transformation into the most competitive solar manufacturer in the world. The efficient execution of our strategy throughout the second half of the year allowed us to rapidly transition our operations and production facilities from poly to mono while steadily increasing the proportion of products produced through our fully integrated manufacturing process. This allowed us to rapidly begin mass production of our innovative solar products and distribute them to our growing customer base who are eager to benefit from the increased efficiency of our products. We also further refined our management processes to further optimize operational efficiency across our business and supply chain, which significantly reduced manufacturing costs.”

“A number of emerging markets are flourishing with many of them approaching gigawatts levels, which we believe reflects the direction the market is headed with demand diversifying globally instead of concentrating in a few large markets. We believe global demand in 2020 will continue its strong growth momentum with newly added installations expected to reach 140GW to 150GW, an increase of around 20% year-over-year. New installations in Europe doubled in 2019 while ASPs in the U.S. remained high as a result of constrained supply. The subsidy in China for 2020 is finalized earlier in the year than was done last year which will allow more time for project development planning and installation and is expected to result in a higher overall completion rate. A number of projects from 2019 will likely be delayed into 2020 which we expect will result in total installations in China reaching 40GW to 50GW for full year 2020, an increase of about 50% year-over-year. With grid parity rapidly approaching in many markets, the long-term growth potential of the industry is rapidly opening up.”

“The outbreak of COVID-19 across China affected certain raw materials supply and logistics during the first quarter of 2020, causing some module shipments be postponed to the second quarter of 2020. In response to the outbreak, we implemented a number of initiatives to ensure business continuity, including ensuring the safety and health of our employees and minimizing the impact of the outbreak on production and delivery by stocking up on critical raw materials and optimizing production and logistics. Our supply chain and logistics were temporarily affected by the outbreak early in the first quarter of 2020 but has improved significantly. Our current capacity utilization rate has already recovered to 100%. We estimate that approximately 400 MW to 500MW of our solar module shipments in the first quarter will be postponed to the second quarter, causing shipments in the second quarter to increase significantly. We believe our shipments and capacity expansion plans for the full year 2020 will not be impacted by the outbreak.”

“The competitiveness of products in the market today is driven by the technologies they incorporate. We increased our investments into R&D in 2019 which resulted in our products breaking world records of cell efficiency and module output twice in June 2019 and once in January 2020. We believe our ability to consistently drive technological breakthroughs coupled with our expanding production capacity for high efficiency products will continue to drive down manufacturing costs.”

Fourth Quarter 2019 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2019 were RMB9.53 billion (US$1.37 billion), an increase of 27.4% from RMB7.48 billion in the third quarter of 2019 and an increase of 23.4% from RMB7.72 billion in the fourth quarter of 2018. The sequential increase was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2019 was RMB1.73 billion (US$248.5 million), compared with RMB1.59 billion in the third quarter of 2019 and RMB1.13 billion in the fourth quarter of 2018. The sequential increase was mainly attributable to an increase in the shipment of solar modules. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules, (ii) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from the Company’s industry-leading integrated cost structure.

Gross margin was 18.2% in the fourth quarter of 2019, compared with 21.3% in the third quarter of 2019 and 14.7% in the fourth quarter of 2018. Excluding the CVD and ADD reversal benefit, gross margin was 18.1 % in the fourth quarter of 2019, compared with 18.5% in the third quarter of 2019 and 13.8% in the fourth quarter of 2018. Excluding the impact of CVD and ADD benefits, gross margin remained essentially flat sequentially. The year-over-year increase was mainly attributable to (i) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (ii) the continued reduction of integrated production costs, resulting from the Company’s industry-leading integrated cost structure.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2019 was RMB594.8 million (US$85.4 million), compared with RMB638.8 million in the third quarter of 2019 and RMB237.4 million in the fourth quarter of 2018. Operating margin was 6.2% in the fourth quarter of 2019, compared with 8.5% in the third quarter of 2019 and 3.1% in the fourth quarter of 2018. Excluding the CVD and ADD reversal benefits, operating margin in the fourth quarter of 2019 was 6.2%, compared with 5.7% in the third quarter of 2019 and 2.2% in the fourth quarter of 2018.

Total operating expenses in the fourth quarter of 2019 were RMB1.13 billion (US$163.0 million), an increase of 18.8% from RMB955.0 million in the third quarter of 2019 and an increase of 26.8% from RMB895.1 million in the fourth quarter of 2018. The sequential and year-over-year increases were mainly due to an increase in shipping costs, bad-debt provision on accounts receivable, and impairment loss on property, plant and equipment as a result of the Company’s technology transformation in the fourth quarter of 2019 with a total amount of RMB68.3 million.

Total operating expenses accounted for 11.9% of total revenues in the fourth quarter of 2019, compared to 12.8% in the third quarter of 2019 and 11.6% in the fourth quarter of 2018. The sequential decrease was primarily due to a decrease in shipping costs as a percentage of total revenue associated with a higher percentage of shipments to domestic market taking place in the fourth quarter of 2019.

Interest Expense, Net

Net interest expense in the fourth quarter of 2019 was RMB83.8 million (US$12.0 million), a decrease of 11.7% from RMB94.9 million in the third quarter of 2019 and an increase of 13.2% from RMB74.0 million in the fourth quarter of 2018. The sequential decrease was mainly due to a decrease in interest expense associated with discounted notes receivables in the fourth quarter of 2019. The year-over-year increase was mainly due to (i) an increase in borrowings, (ii) the cessation of interest capitalization on certain completed solar projects, and (iii) issuance of additional convertible senior notes in May 2019.

Exchange (Loss)/Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB77.9 million (US$11.2 million) in the fourth quarter of 2019, compared to a net exchange loss of RMB130.7 million in the third quarter of 2019 and a net exchange loss of RMB35.1 million in the fourth quarter of 2018. With the rapid increase in overseas orders, the Company increased its foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months. The Company recorded a gain arising from foreign exchange forward contracts associated with the depreciation of the U.S. dollars against the RMB in the fourth quarter of 2019.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure associated with the Company’s overseas solar power projects. The Company recorded a gain arising from change in fair value of interest rate swap of RMB24.5 million (US$3.5 million) in the fourth quarter of 2019, compared to a loss of RMB18.1 million in the third quarter of 2019. The gain was primarily due to an increase in long-term interest rates in the fourth quarter of 2019. The Company did not elect to use hedge accounting for any of its derivatives.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value. The Company recognized a loss from a change in fair value of the Notes of RMB152.7 million (US$21.9 million) in the fourth quarter of 2019, compared to a gain of RMB157.1 million in the third quarter of 2019. The change was primarily due to a significant increase in the Company’s stock price in the fourth quarter of 2019.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded a gain from a change in fair value of the call option of RMB85.6 million (US$12.3 million) in the fourth quarter of 2019, compared to a loss of RMB74.2 million in the third quarter of 2019. The change was primarily due to a significant increase in the Company’s stock price in the fourth quarter of 2019.

Equity in Income/ (Loss) of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in income of affiliated companies of RMB31.8 million (US$4.6 million) in the fourth quarter of 2019, compared with a loss of RMB28.3 million in the third quarter of 2019 and a loss of RMB25.1 million in the fourth quarter of 2018. The gain primarily arose from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C. due to an increase in long-term interest rates in the fourth quarter of 2019. Hedge accounting was not applied for the derivative.

Income Tax Benefit / (Expense), Net

The Company recorded an income tax expense of RMB221.0 million (US$31.7 million) in the fourth quarter of 2019, compared with an income tax expense of RMB117.2 million in the third quarter of 2019 and an income tax benefit of RMB43.5 million in the fourth quarter of 2018. The increase was mainly because (i) a JinkoSolar’s subsidiary turned a profit in 2019 and utilized corresponding deferred tax assets recognized for tax loss carryforward, and (ii) JinkoSolar’s subsidiaries in U.S. with higher income tax rate generated higher profits in the fourth quarter of 2019.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB369.5 million (US$53.1 million) in the fourth quarter of 2019, compared with RMB363.6 million in the third quarter of 2019 and RMB114.8 million in the fourth quarter of 2018.

Basic and diluted earnings per ordinary share were RMB2.08 (US$0.30) and RMB1.67 (US$0.24), respectively, during the fourth quarter of 2019. This translates into basic and diluted earnings per ADS of RMB8.32 (US$1.20) and RMB6.68 (US$0.96), respectively.

Non-GAAP net income attributable to the Company's ordinary shareholders in the fourth quarter of 2019 was RMB432.2 million (US$62.1 million), compared with RMB301.2 million in the third quarter of 2019 and RMB111.8 million in the fourth quarter of 2018.

Non-GAAP basic and diluted earnings per ordinary share were both RMB2.43 (US$0.35), during the fourth quarter of 2019. This translates into non-GAAP basic and diluted earnings per ADS of RMB9.74 (US$1.40).

Financial Position

As of December 31, 2019, the Company had RMB6.23 billion (US$894.9 million) in cash and cash equivalents and restricted cash, compared with RMB3.48 billion as of December 31, 2018.

As of December 31, 2019, the Company’s accounts receivables due from third parties were RMB5.27 billion (US$756.5 million), compared with RMB5.44 billion as of December 31, 2018.

As of December 31, 2019, the Company’s inventories were RMB5.82 billion (US$835.8 million), compared with RMB5.74 billion as of December 31, 2018.

Receivables related to CVD and ADD reversal benefits that amounted to RMB427.8 million (US$61.5 million) were recorded as non-current assets under the line item "Other assets - third parties" on the Company’s balance sheet as of December 31, 2019 based on the Company’s latest best estimate of related cash collection.

As of December 31, 2019, the Company's total interest-bearing debts were RMB13.41 billion (US$1.93 billion), of which RMB2.05 billion (US$294.1 million) was related to the Company’s overseas downstream solar projects, compared with RMB9.71 billion, of which RMB1.78 billion was related to the Company’s overseas downstream solar projects as of December 31, 2018. The increase of interest-bearing debts was mainly due to (i) the issuance of additional convertible senior notes, and (ii) an increase in borrowings.

In November 2019, the Company entered into an agreement to sell two solar power plants in Mexico with a combined capacity of 155 MW to White River Renewables, a Mexican renewable energy company. White River Renewables is jointly sponsored by Riverstone Holdings, an energy and power-focused private investment firm, and White Summit Capital, a Switzerland-based infrastructure investments and asset management firm. The final closing of the transaction is expected to be completed by April 2020. The sale of overseas power plants is consistent with the Company’s growth strategy to focus on its solar manufacturing business.

Assets and liabilities related to these two solar power plants were reclassified as assets/liabilities held for sale as of December 31, 2019. The Company’s balance sheet will be further strengthened by reducing RMB915.2 million (US$131.5 million) of interest-bearing debts once the transaction is completed.

Full Year 2019 Financial Results

Total Revenues

Total revenues for full year 2019 were RMB29.75 billion (US$4.27 billion), an increase of 18.8% from RMB25.04 billion for full year 2018. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit for full year 2019 was RMB5.43 billion (US$780.2 million), an increase of 54.6% from RMB3.51 billion for full year 2018. Gross margin was 18.3% for full year 2019, compared with 14.0% for full year 2018. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules in 2019, which was partially offset by a decline in the average selling price of solar modules, (ii) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from the Company’s industry-leading integrated cost structure.

Excluding the CVD and ADD reversal benefits, gross margin was 17.5% for full year 2019, compared with 13.2% for full year 2018. The year-over-year increase was attributable to a decrease in solar module cost, which was partially offset by a decline in the average selling price of solar modules.

Income from Operations and Operating Margin

Income from operations for full year 2019 was RMB1.73 billion (US$248.4 million), compared with RMB644.9 million for full year 2018. Operating margin for full year 2019 was 5.8%, compared with 2.6% for full year 2018.

Total operating expenses for full year 2019 were RMB3.70 billion (US$531.8 million), an increase of 29.0% from RMB2.87 billion for full year 2018. As a percentage of total revenues, operating expenses accounted for 12.4% for full year 2019, compared with 11.5% for full year 2018. The increase in total operating expenses was primarily due to an increase in shipping cost, bad-debt provision on accounts receivable and impairment loss on property, plant and equipment as a result of the Company’s technology transformation in the fourth quarter of 2019 with a total amount of RMB68.3 million.

Interest Expense, Net

Net interest expense for full year 2019 was RMB391.6 million (US$56.2 million), an increase of 32.4% from RMB295.7 million for full year 2018. The increase was mainly due to (i) an increase in borrowings, (ii) the cessation of interest capitalization on certain completed solar projects, and (iii) the issuance of additional convertible senior notes in May 2019.

Exchange Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB69.8 million (US$10.0 million) for full year 2019 due primarily to appreciation of US dollars against RMB. The Company recorded a net exchange loss of RMB20.1 million for full year 2018. With the rapid increase in overseas orders, the Company increased its foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months. The Company recorded a loss arising from foreign exchange forward contracts with the appreciation of the U.S. dollars against the RMB for full year 2019.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure. The Company recorded a loss of RMB70.0 million (US$10.1 million) arising from change in fair value of the Interest Rate Swap agreements, compared to a gain of RMB9.7 million for full year 2018. The year-over-year changes were primarily due to a decrease in USD LIBOR rates. The Company did not elect to use hedge accounting for any of its derivatives.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued the Notes in May 2019 and has elected to measure them at fair value. The Company recognized a loss from a change in fair value of the Notes of RMB114.1 million (US$16.4 million) for full year 2019. The change was primarily due to a significant increase in the Company’s stock price in 2019.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market at each reporting period. The Company recorded a gain from a change in fair value of the call option of RMB84.8 million (US$12.2 million) for full year 2019. The change was primarily due to a significant increase in the Company’s stock price in 2019.

Equity in (Loss)/Income of Affiliated Companies

The Company indirectly holds a 20% equity interest of Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investments using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB48.9 million (US$7.0 million) for full year 2019, compared with an income of RMB2.6 million in 2018. The loss primarily arose from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C. due to a continuous decrease in USD LIBOR rates. Hedge accounting was not applied for the derivative.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB278.0 million (US$39.9 million) for full year 2019, compared with an income tax expense of RMB4.4 million in full year 2018. The increase was mainly because (i) JinkoSolar’s subsidiary turned a profit in 2019 and utilized corresponding deferred tax assets recognized for tax loss carryforward, and (ii) JinkoSolar’s subsidiary in U.S. with higher income tax rate generated higher profits in 2019.

Net Income and Earnings per Share

Net income attributable to the Company's ordinary shareholders for full year 2019 was RMB898.7 million (US$129.1 million), compared with a net income of RMB406.5 million in full year 2018.

Basic and diluted earnings per share for full year 2019 were RMB5.31 (US$0.76) and RMB 4.85 (US$0.70), respectively. This translates into basic and diluted earnings per ADS of RMB21.22 (US$3.05) and RMB19.40 (US$2.79), respectively.

Non-GAAP net income for full year 2019 was RMB969.5 million (US$139.3 million), compared with non-GAAP net income of RMB435.8 million in full year 2018.

Non-GAAP basic and diluted earnings per share for full year 2019 were both RMB5.73 (US$0.82), which translates into non-GAAP basic and diluted earnings per ADS of both RMB22.90 (US$3.29).

Fourth Quarter and Full Year 2019 Operational Highlights

Solar Module Shipments

Total solar module shipments in the fourth quarter of 2019 were 4,538 MW.

Total solar module shipments in full year 2019 were 14.3 GW (including 64 MW to be used in the Company's overseas downstream solar projects), compared to 11.4 GW in 2018.

Solar Products Production Capacity

As of December 31, 2019, the Company's in-house annual mono wafer, solar cell and solar module production capacity was 11.5 GW[1], 10.6 GW (9.8 GW for PERC cells and 800 MW for N type cells) and 16 GW, respectively.

[1]	In addition to the mono wafer, our multi wafer production capacity was 3.5 GW as of December 31, 2019.

Operations and Business Outlook

Outbreak of COVID-19 not expected to have any material adverse impact on operations; JinkoSolar reiterates full year 2020 shipment guidance and capacity expansion plans.

First Quarter and Full Year 2020 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the first quarter of 2020, the Company expects total solar module shipments to be in the range of 3.4 GW to 3.7 GW. Total revenue for the first quarter is expected to be in the range of US$1.00 billion to US$1.08 billion. Gross margin for the first quarter is expected to be between 19% and 21%.

For full year 2020, the Company estimates total solar module shipments to be in the range of 18 GW to 20 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 19.0 GW, 11.0 GW (including 900 MW N-type cells) and 25.0 GW, respectively, by the end of 2020.

Recent Business Developments

•	In November 2019, JinkoSolar delivered to X-ELIO, a leading company dedicated to the development, construction and operation of photovoltaic plants, 950 MW of its ultra-high efficiency Cheetah 72 cells solar modules to be installed at different projects across Spain and Mexico.
•	In November 2019, JinkoSolar supplied 300MW of its high energy density Tiger panels for an ultra-high voltage demonstration plant in Qinghai Province, China.
•	In December 2019, JinkoSolar supplied approximately 40 MW of its ultra-high efficiency Cheetah HC 60 solar modules to Obton, one of the leading global developers and investors of photovoltaic solar energy.
•	In December 2019, JinkoSolar signed an agreement with COSCO SHIPPING Lines (Greece) S.A. to use the Greek Port of Piraeus as a distribution hub for the shipment of its renewable energy products in Europe, and in particular for Greece, the Balkans and the EMEA region.
•	In January 2020, JinkoSolar signed an MOU with Shanghai Institute of Space Power-Sources (SISP) to co-develop high efficiency solar cell technology for both space and terrestrial applications.
•	In January 2020, the maximum conversion efficiency of JinkoSolar’s bifacial solar modules reached 22.49%, breaking the previous world record and setting a new industry standard for efficiency of mass produced solar cells.
•	In January 2020, Dr. Hao Jin was appointed as the Chief Technology Officer of JinkoSolar.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, March 13, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	23485667#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 20, 2020. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319329639#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 11.5 GW for mono wafers, 10.6 GW for solar cells, and 16 GW for solar modules, as of December 31, 2019.

JinkoSolar has over 15,000 employees across its 7 productions facilities globally, 14 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile and Australia, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation and, convertible senior notes:

•	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and

•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2019, which was RMB6.9618 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-2940

Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	2018	2019
	RMB	RMB	USD
Revenues from third parties	23,586,834	29,592,010	4,250,626

Revenues from related parties	1,455,779	154,278	22,161

Total revenues	25,042,613	29,746,288	4,272,787

Cost of revenues	(21,528,868)	(24,314,602)	(3,492,574)

Gross profit	3,513,745	5,431,686	780,213

Operating expenses:
Selling and marketing	(1,708,270)	(2,250,336)	(323,241)
General and administrative	(779,423)	(1,059,025)	(152,120)
Research and development	(366,577)	(324,435)	(46,602)
Impairment of long-lived assets	(14,548)	(68,262)	(9,805)
Total operating expenses	(2,868,818)	(3,702,058)	(531,768)

Income from operations	644,927	1,729,628	248,445
Interest expenses, net	(295,692)	(391,582)	(56,247)
Subsidy income	52,176	63,017	9,053
Exchange gain	33,681	8,809	1,265
Change in fair value of interest rate swap	9,701	(69,974)	(10,051)
Change in fair value of foreign exchange derivatives	(53,810)	(78,615)	(11,292)
Convertible senior notes issuance costs	-	(18,646)	(2,678)
Change in fair value of convertible senior notes and call option	-	(29,257)	(4,203)
Other income, net	25,817	17,873	2,567
Gain/(Loss) from disposal of subsidiaries	(9,425)	19,935	2,863
Income before income taxes	407,375	1,251,188	179,722
Income tax expense	(4,411)	(277,979)	(39,929)
Equity in (loss)/gain of affiliated companies	2,610	(48,855)	(7,018)
Net income	405,574	924,354	132,775
Less: Net income/(loss) attributable to non-controlling interests	(903)	25,690	3,690
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	406,477	898,664	129,085

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.64	5.31	0.76
Diluted	2.63	4.85	0.70

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	10.56	21.22	3.05
Diluted	10.52	19.40	2.79

Weighted average ordinary shares outstanding:
Basic	153,806,379	169,363,306	169,363,306
Diluted	154,704,166	166,567,757	166,567,757

Weighted average ADS outstanding:
Basic	38,451,595	42,340,827	42,340,827
Diluted	38,676,041	41,641,939	41,641,939

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	405,574	924,354	132,775
Other comprehensive income:
- Foreign currency translation adjustments	47,005	13,741	1,974
- Change in the instrument-specific credit risk	-	(21,090)	(3,029)
Comprehensive income	452,579	917,005	131,720
Less: Comprehensive income/(loss) attributable to non-controlling interests	(903)	25,690	3,690
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	453,482	891,315	128,030

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	406,477	898,664	129,085

Convertible senior notes issuance costs	-	18,646	2,678

Change in fair value of convertible senior notes and call option	-	29,257	4,203

Net interest expenses of convertible senior notes and call option	3	15,384	2,210

Exchange loss on convertible senior notes and call option	4	3,002	431

Stock-based compensation expense	29,308	4,578	658

Non-GAAP net income attributable to ordinary shareholders	435,792	969,531	139,265

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	2.83	5.73	0.82
Diluted	2.82	5.73	0.82

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	11.32	22.90	3.29
Diluted	11.28	22.90	3.29

Non-GAAP weighted average ordinary shares outstanding
Basic	153,806,379	169,363,306	169,363,306
Diluted	154,704,166	169,363,306	169,363,306

Non-GAAP weighted average ADS outstanding
Basic	38,451,595	42,340,827	42,340,827
Diluted	38,676,041	42,340,827	42,340,827

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended
	December 31, 2018	September 30, 2019	December 31, 2019
	RMB	RMB	RMB	USD
Revenues from third parties	7,695,214	7,473,562	9,528,920	1,368,744

Revenues from related parties	25,118	8,194	538	77

Total revenues	7,720,332	7,481,756	9,529,458	1,368,821

Cost of revenues	(6,587,907)	(5,888,015)	(7,799,733)	(1,120,362)

Gross profit	1,132,425	1,593,741	1,729,725	248,459

Operating expenses:
Selling and marketing	(551,658)	(596,192)	(632,871)	(90,906)
General and administrative	(249,221)	(276,699)	(342,048)	(49,132)
Research and development	(94,183)	(82,059)	(91,740)	(13,178)
Impairment of long-lived assets	-	-	(68,262)	(9,805)
Total operating expenses	(895,062)	(954,950)	(1,134,921)	(163,021)

Income from operations	237,363	638,791	594,804	85,438
Interest expenses, net	(74,047)	(94,892)	(83,826)	(12,041)
Subsidy income	8,234	33,394	14,366	2,064
Exchange (loss)/gain	(36,006)	16,304	(14,003)	(2,011)
Change in fair value of interest rate swap	(38,467)	(18,123)	24,466	3,514
Change in fair value of foreign exchange derivatives	950	(146,998)	91,889	13,199
Change in fair value of convertible senior notes and call option	-	82,932	(67,119)	(9,641)
Other income/(expense), net	(2,287)	1,742	1,432	206
Gain on disposal of subsidiaries	-	-	19,935	2,863
Income before income taxes	95,740	513,150	581,944	83,591
Income tax (expense)/benefit	43,451	(117,152)	(220,993)	(31,744)
Equity in gain/(loss) of affiliated companies	(25,090)	(28,305)	31,780	4,565
Net income	114,101	367,693	392,731	56,412
Less: Net income/(loss) attributable to non-controlling interests	(712)	4,129	23,225	3,336
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	114,813	363,564	369,506	53,076

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.73	2.06	2.08	0.30
Diluted	0.73	1.17	1.67	0.24

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	2.92	8.25	8.32	1.20
Diluted	2.92	4.66	6.68	0.96

Weighted average ordinary shares outstanding:
Basic	156,855,085	176,336,307	177,524,685	177,524,685
Diluted	156,859,208	196,544,769	171,509,296	171,509,296

Weighted average ADS outstanding:
Basic	39,213,771	44,084,077	44,381,171	44,381,171
Diluted	39,214,802	49,136,192	42,877,324	42,877,324

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	114,101	367,693	392,731	56,412
Other comprehensive income:
- Foreign currency translation adjustments	3,670	(666)	(21,970)	(3,156)
- Change in the instrument-specific credit risk	-	5,546	(26,579)	(3,818)
Comprehensive income	117,771	372,573	344,182	49,438
Less: Comprehensive income/(loss) attributable to non-controlling interests	(712)	4,129	23,225	3,336
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	118,483	368,444	320,957	46,102

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	114,813	363,564	369,506	53,076

Convertible senior notes issuance costs	-	-	-	-

Change in fair value of convertible senior notes and call option	-	(82,932)	67,119	9,641

Net interest expenses of convertible senior notes and call option	1	6,190	6,281	902

Exchange (gain)/loss on convertible senior notes and call option	-	7,834	(4,112)	(591)

Stock-based compensation (benefit)/expense	(3,023)	6,546	(6,630)	(952)

Non-GAAP net income attributable to ordinary shareholders	111,791	301,202	432,164	62,076

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.71	1.71	2.43	0.35
Diluted	0.71	1.53	2.43	0.35

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	2.84	6.83	9.74	1.40
Diluted	2.84	6.13	9.74	1.40

Non-GAAP weighted average ordinary shares outstanding
Basic	156,855,085	176,336,307	177,524,685	177,524,685
Diluted	156,859,208	196,544,769	177,524,685	177,524,685

Non-GAAP weighted average ADS outstanding
Basic	39,213,771	44,084,077	44,381,171	44,381,171
Diluted	39,214,802	49,136,192	44,381,171	44,381,171

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
	December 31, 2018	Dec 31, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	3,104,917	5,653,854	812,125
Restricted cash	377,111	576,546	82,816
Restricted short-term investments	4,058,419	6,930,502	995,504
Accounts receivable, net - related parties	675,768	520,504	74,766
Accounts receivable, net - third parties	5,436,371	5,266,351	756,464
Notes receivable, net - related parties	-	18,629	2,676
Notes receivable, net - third parties	1,010,469	1,529,801	219,742
Advances to suppliers, net - third parties	665,221	2,522,373	362,316
Inventories, net	5,743,328	5,818,789	835,817
Forward contract receivables	1,192	52,281	7,510
Prepayments and other current assets - related parties	67,730	54,318	7,802
Derviatvie assets	847	-	-
Prepayments and other current assets	1,712,889	1,573,482	226,016
Held-for-sale assets*	-	1,170,818	168,177
Total current assets	22,854,262	31,688,248	4,551,731

Non-current assets:
Restricted cash	921,300	531,158	76,296
Project Assets	1,770,621	798,243	114,660
Long-term investments	25,531	278,021	39,935
Property, plant and equipment, net	8,275,900	10,208,205	1,466,317
Land use rights, net	574,945	597,922	85,886
Intangible assets, net	35,361	36,395	5,228
Financing lease right-of-use assets, net	-	1,259,713	180,946
Operating lease right-of-use assets, net	-	317,904	45,665
Deferred tax assets	338,069	271,286	38,968
Call Option-concurrent with issuance of convertible senior notes	-	294,178	42,256
Other assets - related parties	144,984	96,753	13,898
Other assets - third parties	912,210	1,466,692	210,677
Total non-current assets	12,998,921	16,156,470	2,320,732

Total assets	35,853,183	47,844,718	6,872,463

LIABILITIES
Current liabilities:
Accounts payable - related parties	698	36,310	5,217
Accounts payable - third parties	5,327,094	4,952,630	711,400
Notes payable - related parties	35,000	-	-
Notes payable - third parties	6,036,577	7,518,570	1,079,975
Accrued payroll and welfare expenses	810,921	879,465	126,327
Advances from related parties	910	749	108
Advances from third parties	2,395,229	4,350,380	624,893
Income tax payable	70,240	117,422	16,867
Other payables and accruals	2,281,025	3,055,928	438,955
Other payables due to related parties	20,819	13,127	1,886
Forward contract payables	9,464	3,857	554
Convertible senior notes - current	69	-	-
Financing lease liabilities - current	-	227,613	32,694
Operating lease liabilities - current	-	40,043	5,752
Derivative liability -current	12,786	-	-
Bond payable and accrued interests	10,318	-	-
Short-term borrowings from third parties, including current portion of long-term bank borrowings	7,103,399	9,047,250	1,299,556
Guarantee liabilities to related parties	26,639	25,688	3,690
Held-for-sale liabilities*	-	1,008,196	144,818
Total current liabilities	24,141,188	31,277,228	4,492,692

Non-current liabilities:
Long-term borrowings	1,954,831	1,586,187	227,842
Convertible senior notes	-	728,216	104,602
Long-term payables	338,412	-	-
Bond payables	299,475	-	-
Accrued warranty costs - non current	573,641	651,968	93,649
Financing lease liabilities*	-	583,491	83,813
Operating lease liabilities*	-	279,534	40,153
Deferred tax liability	25,893	250,734	36,016
Guarantee liabilities to related parties - non current	65,765	46,332	6,655
Total non-current liabilities	3,258,017	4,126,462	592,730

Total liabilities	27,399,205	35,403,690	5,085,422

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 158,587,937 and 180,653,497 shares issued as of December 31, 2018 and December 31, 2019, respectively, 156,864,737 and 178,930,297 shares outstanding as of December 31, 2018 and December 31, 2019, respectively)	22	25	4
Additional paid-in capital	4,010,740	4,582,850	658,285
Statutory reserves	570,176	689,707	99,070
Accumulated other comprehensive income	70,301	62,952	9,041
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2018 and December 31, 2019	(13,876)	(13,876)	(1,993)
Accumulated retained earnings	3,202,528	3,981,661	571,930

Total JinkoSolar Holding Co., Ltd. shareholders' equity	7,839,891	9,303,319	1,336,337

Non-controlling interests	614,087	3,137,709	450,704

Total liabilities and shareholders' equity	35,853,183	47,844,718	6,872,463

Note:     *In November, the Company entered into an agreement to sell two solar power plants in Mexico with a combined capacity of 155 MW to White River Renewables, a Mexican renewable energy company. Assets and liabilities related to these two solar power plants were reclassified as assets/liabilities held for sale as of December 31, 2019.